7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES

UNAUDITED 2012 THIRD QUARTER FINANCIAL RESULTS

•	Third quarter 2012 adjusted EBITDA increased 34.2% year-over-year to RMB182.6 million. Third quarter 2012 net income attributable to the Company’s ordinary shareholders increased 43.7% year-over-year to RMB63.6 million.
•	Third quarter income from operations increased 69.4% year-over-year to RMB89.6 million.
•	Total transaction value[1], a measure of total room revenue generated from all hotels, reached RMB1,538.9 million, an increase of 45.6% year-over-year.
•	104 net hotels added in the third quarter 2012 to a total of 1,236 hotels in operation.

GUANGZHOU, CHINA – November 7, 2012 - 7 Days Group Holdings Limited (“7 Days Group” or the “Company”) (NYSE: SVN), a leading and fast growing national economy hotel chain based in China, today announced its unaudited financial results for the third quarter 2012.

Third Quarter 2012 Financial Highlights

•	Total net revenues for the third quarter 2012 increased by 26.6% year-over-year to RMB683.4 million (US$108.7 million)[2].
•	Income from operations for the third quarter 2012 was RMB89.6 million (US$14.3 million), a 69.4% year-over-year increase compared to RMB52.9 million in the third quarter 2011. Non-GAAP income from operations for the quarter was RMB96.8 million (US$15.4 million), compared to RMB65.0 million for the same period in 2011.
•	EBITDA for the third quarter 2012 was RMB175.4 million (US$27.9 million), an increase of 41.4% year-over-year from RMB124.0 million for the same period in 2011. Adjusted EBITDA for the quarter was RMB182.6 million (US$29.1 million), an increase of 34.2% year-over-year. EBITDA margin was 25.7% compared to 23.0% in the same period in 2011. Adjusted EBITDA margin was 26.7%, compared to 25.2% in the prior year period.
•	Net income attributable to the Company’s ordinary shareholders was RMB63.6 million (US$10.1 million), a 43.7% year-over-year increase compared to RMB44.3 million for the same period in 2011. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB70.8 million (US$11.3 million), representing a year-over-year increase of 25.7%.

1 Definition of Total transaction value: total room revenue from leased-and-operated hotels and managed hotels. The metric is highlighted as an indicator of the scale and reach of 7 Days’ brands.

2 The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States Dollars is solely for the convenience of the reader. RMB amounts included in this press release have been translated into U.S. dollars at the exchange rate of September 30, 2012 as set forth in the H.10 statistical release of the Federal Reserve Board, which was US$1.00 = RMB6.2848. No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on September 30, 2012.

3 Each ADS represents 3 of the Company’s ordinary shares.

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•	Basic and diluted earnings per ADS[3] were RMB1.29 (US$0.21) and RMB1.29 (US$0.20), respectively. Non-GAAP basic and diluted earnings per ADS were RMB1.44 (US$0.23) and RMB1.43 (US$0.23), respectively.
•	Net operating cash inflow was RMB134.8 million (US$21.4 million), compared to RMB121.1 million in the same period in 2011.

Third Quarter 2012 Operational Highlights

•	Added 104 net hotels, comprising 25 net leased-and-operated hotels and 79 net managed hotels in the third quarter 2012.
•	As of September 30, 2012, 7 Days Group had 1,236 hotels in operation, consisting of 460 leased-and-operated hotels and 776 managed hotels, representing a total of 123,080 rooms covering 191 cities.
•	As of September 30, 2012, there were a total of 228 hotels in the pipeline, including 43 leased-and-operated hotels under conversion and 185 managed hotels contracted but not yet opened.
•	For the third quarter 2012, occupancy rates for leased-and-operated hotels, managed hotels and all hotels were 86.1%, 84.3% and 85.0%, respectively, compared to 88.3%, 83.0% and 85.5%, respectively, in the third quarter 2011. The year-over-year decrease in occupancy rates was mainly due to the broader geographic coverage of the new hotels compared to the prior year period.
•	RevPAR[1] for leased-and-operated hotels was RMB145.9 in the third quarter 2012, compared to RMB153.1 in the same period in 2011. RevPAR for managed hotels for the period was RMB137.5 in the third quarter 2012, compared to RMB135.9 for the same period in 2011.
•	As of September 30, 2012, the number of 7 Days Club members was approximately 48.5 million, a 74.8% increase from 27.7 million as of September 30, 2011.

Recent Business Developments:

Mr. Yuezhou Lin, 7 Days Group’s Chief Executive Officer and Director, commented, "We are pleased to report strong results for the third quarter, with revenue growth near the high end of our guidance range and robust profit growth. Our results were driven by a healthy performance from our existing hotels and new hotel openings. In-line with our asset-light strategy, we continue to expand our hotel portfolio with a greater focus on managed hotels, which now account for over sixty percent of our hotels in operation and the majority of hotels in our pipeline. By placing a greater emphasis on managed hotels, we are seeking to take advantage of the lower risk, less capital intensive and more profitable nature of the managed hotel business model. We believe that the merits of our strategy have been proven based on the increasing profitability and free cash flow that we generated in the third quarter. With a healthy pipeline and continued demand from both guests and managed hotel partners, we remain confident in our ability to further expand our hotel portfolio and deliver profitable growth going forward.”

1RevPAR represents revenue per available room

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Third Quarter 2012 Unaudited Financial Results

Gross revenues. Gross revenues for the third quarter of 2012 were RMB724.3 million (US$115.2 million), representing a year-over-year increase of 26.2% from RMB574.0 million in the third quarter 2011.

Gross revenues from leased-and-operated hotels. Gross revenues from leased-and-operated hotels for the third quarter 2012 amounted to RMB646.3 million (US$102.8 million), representing a 25.3% increase from RMB516.0 million in the third quarter 2011.

Gross revenues from managed hotels. Gross revenues from managed hotels for the third quarter of 2012 increased by 34.3% to RMB77.9 million (US$12.4 million) from RMB58.0 million in the same period in 2011. During the third quarter 2012, 79 net managed hotels were opened.

Total net revenues. Total net revenues for the third quarter of 2012 totaled RMB683.4 million (US$108.7 million), representing a year-over-year increase of 26.6% from RMB540.0 million in third quarter 2011, primarily resulting from the continued growth in the number of hotels in operation.

Hotel operating costs. Hotel operating costs for the third quarter of 2012 were RMB517.1 million (US$82.3 million), or 75.7% of total net revenues, compared with 78.9% of total net revenues in the third quarter 2011 and 77.3% of total net revenues in the second quarter 2012. Pre-opening expenses for the third quarter 2012 were RMB17.9 million (US$2.9 million), compared to RMB15.1 million in the second quarter of 2012.

Sales and marketing expenses. Sales and marketing expenses for the third quarter of 2012 were RMB19.1 million (US$3.0 million), or 2.8% of total net revenues, compared with 1.9% of total net revenues in the same period of 2011 and 3.0% in the second quarter 2012.

General and administrative expenses. General and administrative expenses for the third quarter 2012 were RMB57.6 million (US$9.2 million), or 8.4% of total net revenues, compared to RMB50.7 million, or 9.4% of total net revenues in the same period of 2011, and RMB48.3 million, or 7.6% of total net revenues in the second quarter of 2012.

Accordingly, total operating costs and expenses amounted to RMB593.8 million (US$94.5 million), representing 86.9% of total net revenues, compared to 90.2% of total net revenues in the same period of 2011 and 88.0% in the second quarter 2012.

Income from operations. Income from operations for the third quarter 2012 was RMB89.6 million (US$14.3 million), compared to RMB52.9 million in the third quarter 2011 and RMB76.2 million in the second quarter 2012. Non-GAAP income from operations was RMB96.8 million (US$15.4 million), compared to RMB65.0 million for the same period of 2011 and RMB82.1 million in the second quarter 2012.

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EBITDA. EBITDA for the third quarter 2012 was RMB175.4 million (US$27.9 million), an increase of 41.4% year-over-year from RMB124.0 million for the same period in 2011. Adjusted EBITDA for the quarter was RMB182.6 million (US$29.1 million) an increase of 34.2% year-over-year. EBITDA margin was 25.7% compared to 23.0% in the same period in 2011. Adjusted EBITDA margin was 26.7% compared to 25.2% in the prior year period.

Interest expense. Interest expense for the third quarter 2012 was RMB5.2 million (US$0.8 million), compared to RMB2.0 million for the same period of 2011 and RMB7.0 million in the second quarter 2012.

Income tax expense. Income tax expense for the third quarter 2012 was RMB25.0 million (US$4.0 million), compared to RMB14.8 million in the same period of 2011 and RMB21.3 million in the second quarter 2012.

Net income attributable to 7 Days Group Holdings Limited ordinary shareholders. Net income attributable to 7 Days Group Holdings Limited ordinary shareholders was RMB63.6 million (US$10.1 million) in the third quarter 2012, compared to RMB44.3 million in the third quarter 2011 and RMB55.6 million in the second quarter 2012.

Non-GAAP net income. Non-GAAP net income was RMB70.8 million (US$11.3 million), compared to Non-GAAP net income of RMB56.4 million for the third quarter 2011 and Non-GAAP net income of RMB61.4 million in the second quarter 2012.

Basic and diluted earnings per ADS. Basic and diluted earnings per ADS were RMB1.29 (US$0.21) and RMB1.29 (US$0.20), respectively, for the third quarter 2012, compared to basic and diluted earnings per ADS of RMB0.89 and RMB0.88, respectively, in the third quarter 2011 and basic and diluted earnings per ADS of RMB1.11 in the second quarter 2012. Non-GAAP basic and diluted earnings per ADS were RMB1.44 (US$0.23) and RMB1.43 (US$0.23), respectively, for the third quarter 2012, compared to non-GAAP basic and diluted earnings per ADS of RMB1.13 and RMB1.12, respectively, in the same period of 2011and basic and diluted earnings per ADS of RMB1.23 and RMB1.22, respectively, in the second quarter 2012.

Cash and pledged bank deposits. As of September 30, 2012, the Company had cash and pledged bank deposits of RMB388.6 million (US$61.8 million), representing a year-over-year decrease of 2.2% from RMB397.3 million as of September 30, 2011.

Operating cash flow. Net operating cash inflow for the third quarter 2012 was RMB134.8 million (US$21.4 million), representing an increase of 11.4% from RMB121.1 million in the third quarter 2011.

Guidance

The Company expects to generate total net revenues in the range of RMB670 million to RMB685 million in the fourth quarter 2012. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

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Conference Call

7 Days Group Holdings Limited senior management will host a conference call at 9:00 pm (Eastern) / 6:00 pm (Pacific) Wednesday, November 7, 2012, which is 10:00 am (Beijing) on Thursday, November 8, 2012 to discuss its third quarter 2012 financial results and recent business activity. The conference call may be accessed by calling the following numbers:

China:	800 8190 121
Hong Kong Toll Free:	800 930 346
Hong Kong:	852 2475 0994
US Toll Free:	1 866 519 4004
US New York:	1 718 354 1231
International:	65 6723 9381
Passcode:	7Days

A live webcast of the conference call and replay will be available on the investor relations page of 7 Days Group’s website at http://en.7daysinn.cn/.

A telephone replay will be available shortly after the call. The dial-in details are as follows:

US:	1 866 214 5335
International:	61 2 8235 5000
Conference ID number:	42341347

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Use of Non-GAAP Financial Measures

To supplement 7 Days Group's unaudited financial results presented in accordance with U.S. GAAP, the Company has used the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission (the “SEC”) to report its financial results:

— Non-GAAP income from operations represents income from operations reported in accordance with GAAP, excluding share-based compensation expense.

— Non-GAAP net income represents net income reported in accordance with GAAP, excluding share-based compensation expense.

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— Non-GAAP earnings per ADS represents non-GAAP net income divided by the number of ADS used in computing basic and diluted earnings per ADS.

— EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income and expense, provision for income tax, depreciation and amortization.

— Adjusted EBITDA represents EBITDA, excluding share-based compensation expense.

The Company believes EBITDA is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions, if any, and income taxes. In addition, 7 Days Group believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of its financial performance. Given the significant investments that 7 Days Group has made in the past in property and equipment, depreciation and amortization expense comprises a meaningful portion of its cost structure. 7 Days Group believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains the Company considers to be outside the ordinary course of its business. 7 Days Group also calculates Adjusted EBITDA excluding share-based compensation expense. The Company prepares its financial statements in accordance with GAAP and, accordingly, expenses its employee share options. Since share-based compensation expenses are non-cash expenses, the Company believes excluding them from its calculation of EBITDA allows it to provide investors with a more useful tool for assessing its operating and financial performance.

The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, such as property and equipment, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of its results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of the Company’s liquidity. The Company compensates for these limitations by providing the relevant disclosure of its depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures, share-based compensation expense and other relevant items both in its reconciliations to the GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the Company’s performance. The terms EBITDA and Adjusted EBITDA are not defined under GAAP, and EBITDA and Adjusted EBITDA are not measures of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing the Company’s operating and financial performance, investors should not consider this data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, the Company’s EBITDA and Adjusted EBITDA may not be comparable to EBITDA or Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and Adjusted EBITDA in the same manner as the Company does.

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For reasons same to the use of EBITDA and Adjusted EBITDA described above, the Company has also reported net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis, excluding share-based compensation expenses in the relevant period. These non-GAAP operating measures are useful for understanding and assessing the Company’s underlying business performance and operating trends and the Company expects to report net income, basic and diluted earnings per ADS and income from operations on a non-GAAP basis using a consistent method on a quarterly basis going forward.

7 Days Group believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing 7 Days Group’s financial performance and liquidity and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the periods set forth in the tables at the end of this release.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and including, among other things, 7 Days Group’s revenue guidance for the fourth quarter 2012 and business forecast for 2012, including the Company’s hotel expansion plan, an increased focus on its portfolio of asset-light, profit-oriented managed hotels, its ability to offer consistent and high-quality accommodations and services at an affordable price, its ability to leverage the economies of scale and its ability to achieve strict cost controls and to deliver continued growth. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, the Company’s operating results for any period are impacted significantly by the mix of leased-and-operated hotels and managed hotels in its chain, causing the Company’s operating results to fluctuate and making them difficult to predict.

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Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: uncertainties associated with factors typically affecting the lodging industry, including changes in economic conditions, adverse weather conditions, natural disasters or outbreaks of serious contagious diseases in markets where the Company has a presence; uncertainties regarding the Company’s ability to respond to competitive pressures; uncertainties regarding the Company’s ability to manage its expected growth; uncertainties regarding the Company’s ability to continue its growth and achieve profitability; risks associated with the Company’s limited operating history and historical operating losses; uncertainties regarding the Company’s ability to fund its working capital needs; uncertainties regarding its ability to successfully and timely identify, secure or operate additional hotel properties. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2011 Annual Report on Form 20-F filed with the SEC on April 26, 2012, which is available on the SEC’s website at www.sec.gov. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 8 of the Company’s 2011 Annual Report on Form 20-F. The Company’s results of operations for the third quarter 2012 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely be changed, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when the annual financial statements are prepared and audit work is performed for the year end audit, which could result in significant differences from this unaudited financial information.

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Contacts:

Investor Contact:

Vivian Chen, Investor Relations Director
7 Days Group Holdings Limited
+86-20-8922-5858

IR@7daysinn.cn

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +852 3196-3712

7DaysInn@taylor-rafferty.com

Investor Relations (US):

Marc Raybin, Director

Taylor Rafferty

+1 (212) 889-4350
7DaysInn@taylor-rafferty.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

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7 Days Group Holdings Limited

Unaudited Consolidated balance sheet information

	Quarter Ended
	30/Sep/11	30/Jun/12	30/Sep/12
	RMB' 000	RMB' 000	RMB' 000	US$'000
ASSETS
Current assets:
Cash	394,404	614,588	385,070	61,270
Pledged bank deposits	2,938	989	3,484	554
Short-term investment	-	-	-	-
Accounts receivable	8,289	9,983	16,870	2,684
Prepaid rent	133,295	138,537	173,112	27,545
Other prepaid expenses and current assets	86,103	57,017	69,433	11,048
Hotel supplies	42,655	46,141	51,904	8,259
Amounts due from related parties	-	71	87	14
Deferred tax assets	24,799	22,177	19,144	3,046
Total current assets	692,483	889,503	719,104	114,420
Property and equipment, net	1,573,101	1,731,410	1,851,653	294,624
Rental deposits	66,130	85,012	90,731	14,437
Land use right	24,198	23,735	23,581	3,752
Prepaid rent	65,289	65,491	63,822	10,155
Intangible assets, net	842	28,323	27,272	4,339
Goodwill	694	61,041	61,041	9,712
Other non-current assets	70,000	500	-	-
Deferred tax assets	28,507	57,086	62,615	9,963
Total assets	2,521,244	2,942,101	2,899,819	461,402
LIABILITIES ANDEQUITY
Current liabilities:
Accounts payable	216,475	225,338	247,871	39,440
Bills payable	9,463	3,295	13,182	2,097
Short-term bank loans	184,993	284,301	71,000	11,297
Accrued expenses and other payables	378,683	437,120	477,603	75,993
Amounts due to related parties	-	2,085	1,850	294
Income taxes payable	33,367	33,763	36,947	5,879
Total current liabilities	822,981	985,902	848,453	135,000
Long-term bank borrowings	-	106,388	178,975	28,477
Accrued lease payments	189,644	229,024	238,642	37,971
Unfavorable lease contract liability	-	7,474	7,305	1,162
Refundable deposits	16,450	15,250	15,050	2,395
Deferred revenue	1,276	660	608	97
Deferred rebate income	6,218	6,175	5,984	952
Borrowings from related parties	1,511	1,112	892	142
Income taxes payable	-	6,644	6,644	1,057
Deferred tax liabilities	2,876	3,128	2,935	467
Total liabilities	1,040,956	1,361,757	1,305,488	207,720
Equity:
Ordinary shares	141,070	141,113	141,133	22,456
Treasury stock	-	(13,134)	(67,137)	(10,682)
Additional paid-in capital	1,615,090	1,638,440	1,638,948	260,780
Accumulated other comprehensive income	3,191	656	1,136	181
Accumulated deficit	(273,567)	(163,812)	(100,203)	(15,943)
Total Equity attributable to 7 Days Group Holdings Limited	1,485,784	1,603,263	1,613,877	256,792
Noncontrolling interests	(5,496)	(22,919)	(19,546)	(3,110)
Total equity	1,480,288	1,580,344	1,594,331	253,682
Total liabilities and equity	2,521,244	2,942,101	2,899,819	461,402

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7 Days Group Holdings Limited

Unaudited Consolidated Statements of Operations Information

	Quarter Ended
	Sep 30	Jun 30	Sep 30
	2011	2012	2012
	RMB'000	RMB'000	RMB'000	US$'000
Total Revenues	573,990	671,080	724,252	115,238
Leased-and-operated hotels	515,972	595,589	646,330	102,840
Managed hotels	58,018	75,491	77,922	12,398
Less: Business tax and surcharges	(34,021)	(38,350)	(40,854)	(6,500)
Net revenues	539,969	632,730	683,398	108,738

Operating costs and expenses
Hotel operating costs	(426,058)	(489,262)	(517,129)	(82,282)
Rental expenses	(148,240)	(172,143)	(179,513)	(28,563)
Staff cost	(81,835)	(102,425)	(100,887)	(16,053)
Depreciation and amortization	(62,765)	(75,776)	(80,602)	(12,825)
Hotel supplies	(24,455)	(34,405)	(35,800)	(5,696)
Utilities	(36,889)	(37,959)	(47,744)	(7,597)
Other	(71,874)	(66,554)	(72,583)	(11,549)
Sales and marketing expenses	(10,330)	(18,896)	(19,059)	(3,033)
General and administrative expenses	(50,677)	(48,335)	(57,596)	(9,164)

Total operating costs and expenses	(487,065)	(556,493)	(593,784)	(94,479)
Income from operations	52,904	76,237	89,614	14,259

Other income (expense)
Interest income	1,161	3,262	1,716	273
Interest expense	(1,969)	(6,978)	(5,221)	(831)
Equity in income of an affiliate	-	-	-	-
Income before income taxes	52,096	72,521	86,109	13,701
Income tax expense	(14,765)	(21,344)	(25,011)	(3,980)
Net income	37,331	51,177	61,098	9,721
Net income attributable to noncontrolling interest	6,940	4,390	2,511	400
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	44,271	55,567	63,609	10,121

Basic earnings per ordinary share	0.30	0.37	0.43	0.07
Diluted earnings per ordinary share	0.29	0.37	0.43	0.07
Net income	37,331	51,177	61,098	9,721
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income tax	-	1,131	480	76

Comprehensive income	-	52,308	61,578	9,797
Less: comprehensive income attributable to noncontrolling interest	-	(4,390)	(2,511)	(400)
Comprehensive income attributable to 7 Days Group Holdings Limited ordinary shareholders	-	56,698	64,089	10, 197

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7 Days Group Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

EBITDA(non-GAAP)

	Quarter Ended
	Sep 30	Jun 30	Sep 30
	2011	2012	2012
	RMB'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	44,271	55,567	63,609	10,121

Interest income	(1,161)	(3,262)	(1,716)	(273)
Interest expense	1,969	6,978	5,221	831
Income tax expenses	14,765	21,344	25,011	3,980
Depreciation and amortization	64,146	78,290	83,237	13,244
EBITDA (non-GAAP)	123,990	158,917	175,362	27,903
EBITDA%	23.0%	25.1%	25.7%	25.7%
Share-based compensation expenses	12,085	5,845	7,227	1,150

Adjusted EBITDA (non- GAAP) excluding share-based compensation expenses	136,075	164,762	182,589	29,053
Adjusted EBITDA%	25.2%	26.0%	26.7%	26.7%

Non-GAAP net income attributable to 7 Days Group Holdings Limited ordinary shareholders

	Quarter Ended
	Sep 30	Jun 30	Sep 30
	2011	2012	2012
	RMB'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders (GAAP)	44,271	55,567	63,609	10,121

Share-based compensation expenses	12,085	5,845	7,227	1,150

Net income attributable to ordinary shareholders excluding share-based compensation expenses (Non GAAP net income)	56,356	61,412	70,836	11,271

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Earnings per share

	Quarter Ended
	Sep 30	Jun 30	Sep 30
	2011	2012	2012
	RMB	RMB	RMB	USD
Basic earnings per ordinary share (GAAP)	0.30	0.37	0.43	0.07
Diluted earnings per ordinary share (GAAP)	0.29	0.37	0.43	0.07

Basic earnings per ordinary share(Non-GAAP), excluding share-based compensation expenses	0.38	0.41	0.48	0.08

Diluted earnings per ordinary share(Non-GAAP), excluding share-based compensation expenses	0.37	0.41	0.48	0.08

Denominator:
Basic weighted average number of ordinary shares	149,889,728	149,914,680	147, 769,286
Diluted weighted average number of ordinary shares	151,322,024	150,456,381	148,164,932

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	Quarter Ended
	30-Sep-11	30-Jun-12	30-Sep-12
	RMB '000	RMB '000	RMB’000	USD’000
Hotel operating cost
GAAP Result	(426,058)	(489,262)	(517,129)	(82,282)
% of Total net revenue	78.90%	77.33%	75.67%	75.67%
Share-based Compensation	672	273	582	93
% of Total net revenue	0.12%	0.04%	0.09%	0.09%
Non-GAAP Result	(425,386)	(488,989)	(516,547)	(82,189)
% of Total net revenue	78.78%	77.28%	75.58%	75.58%

Sales and marketing expenses
GAAP Result	(10,330)	(18,896)	(19,059)	(3,033)
% of Total net revenue	1.91%	2.99%	2.79%	2.79%
Share-based Compensation	410	614	703	112
% of Total net revenue	0.08%	0.10%	0.10%	0.10%
Non-GAAP Result	(9,920)	(18,282)	(18,356)	(2,921)
% of Total net revenue	1.84%	2.89%	2.69%	2.69%

General and administrative expenses
GAAP Result	(50,677)	(48,335)	(57,596)	(9,164)
% of Total net revenue	9.39%	7.64%	8.43%	8.43%
Share-based Compensation	11,003	4,958	5,942	945
% of Total net revenue	2.04%	0.78%	0.87%	0.87%
Non-GAAP Result	(39,674)	(43,377)	(51,654)	(8,219)
% of Total net revenue	7.35%	6.86%	7.56%	7.56%

Total operating cost and expenses
GAAP Result	(487,065)	(556,493)	(593,784)	(94,479)
% of Total net revenue	90.20%	87.95%	86.89%	86. 89%
Share-based Compensation	12,085	5,845	7,227	1,150
% of Total net revenue	2.24%	0.92%	1.06%	1.06%
Non-GAAP Result	(474,980)	(550,648)	(586,557)	(93,329)
% of Total net revenue	87.96%	87.03%	85.83%	85.83%

Income from operations
GAAP Result	52,904	76,237	89,614	14,259
% of Total net revenue	9.80%	12.05%	13.11%	13.11%
Share-based Compensation	12,085	5,845	7,227	1,150
% of Total net revenue	2.24%	0.92%	1.06%	1.06%
Non-GAAP Result	64,989	82,082	96,841	15,409
% of Total net revenue	12.04%	12.97%	14.17%	14.17%

14

7 Days Group Holdings Limited

Operating Data

	As of and for the Quarter Ended
	Sep 30	Jun 30	Sep 30
	2011	2012	2012

Hotels in operation	838	1,132	1,236
Leased-and-operated hotels	364	435	460
Managed hotels	474	697	776

Hotels under conversion	251	226	228
Leased-and-operated hotels	43	50	43
Managed hotels	208	176	185

Total hotel rooms for hotels in operation	83,487	112,631	123,080
Leased-and-operated hotels	37,458	45,701	48,380
Managed hotels	46,029	66,930	74,700

Total hotel rooms for hotels under conversion	24,365	21,961	21,674

Number of cities covered for hotels in operation	127	168	191

Average occupancy rate	85.5%	84.6%	85.0%
Leased-and-operated hotels	88.3%	86.8%	86.1%
Managed hotels	83.0%	83.0%	84.3%

Average daily rate (in RMB)	168.4	161.7	165.6
Leased-and-operated hotels	173.3	167.2	169.5
Managed hotels	163.8	157.7	163.0

RevPAR (in RMB)	143.9	136.8	140.9
Leased-and-operated hotels	153.1	145.1	145.9
Managed hotels	135.9	130.9	137.5

15